

Find Parking
98% Precision

parknav

PROPRIETARY
parknav.com

2 min
Gartner
2020 Cool Vendor Gartner
CREATIVE DESTRUCTION LAB
CDL 2020 Selection
FIA
FIA Smart Cities Award



When Covid-19 ends...

Parking would cost me again in...

TIME	MONEY	GRAY HAIR
Driving to work	Expensive parking garages	Late for a meeting













DAY & NIGHT RATES
Park & Lock Add $422.29
UP TO 1 HR $13.50
UP TO 2 HRS $22.79
UP TO 3 HRS $26.17
MAX TO 24 HRS $39.68
EARLY BIRD SPECIAL $21.10
ENTER 4:00 AM-10:AM OUT BY 7:PM
SUV'S/MINI VANS • OVERSIZED ADD'L $12.68
TRUCK 14' 24 HRS $127.57
181L" / 70H" OR 75H"
VAN / PICKUPS/SUV'S Add'l $25.35
EVENT RATE $46.47
Plus 18.375% NYC Parking Tax all rates listed
MONTHLY RATES
MONTHLY 24 HRS
LUXURY ADD
RK

Cities are going to become more packed, regardless of technology
Cities and services need precise information now



Global smart city market (US$ billion), 2018 – 2025

- 2018: US$737, 16.3%
- 2019: US$858, 17.5%
- 2020: US$1,007, 18.5%
- 2021: US$1,194, 19.5%
- 2022: US$1,428, 20.6%
- 2023: US$1,721, 21.7%
- 2024: US$2,094, 23.0%
- 2025: US$2,577

Revenue — Growth rate

Source: PwC and *"Smart Cities Market Analysis & Segment Forecasts to 2015,"* Grand View Research, 2018



We would **always** need to park our car

And it would **always** be a pain



parknav
REAL-TIME PARKING

...Navigates you to on-street parking that is **available** for you **right now**

49%

91%

aiincube.com ＡＩ ＩＮＣＵＢＥ

Find parking with Parknav
Mobility and Smart Cities

- Parknav is availability:
  - ✓ On-Street Parking Data
  - ✓ Off-Street Parking Data

- Launched in:
  - ✓ Vehicles' telematics
  - ✓ Mobile Parking Payment solutions
  - ✓ Others: Car OEMs, Smart City enterprises, others…

- Unlike other parking solutions, Parknav is:
  - ✓ Precise
  - ✓ Scalable
  - ✓ Does not require dedicated sensors


Karl-Theodor-Str.
100 m
RTTI
Search...
Parking found
Nationalestraat
5 min
Parking found
Elbphilharmonie
Elbchaussee
Elbtunnel
Elbbrücke
Rosentraße 25
Hier Parken
Steintorwall
Parkplatz gefunden

aiincube.com AI INCUBE

We scale up parking information for Smart Cities
Parknav provides most precise parking data with and without sensors

Above Street Radar	Above Street Cameras	In Ground Sensors	Parknav	Parknav IoT

95%
Precise

80%
Precise

85%
Precise

85%
Precise

90%
Precise

X Every street needs multiple sensors
X Best sensor precision 95%
X To find parking, all sensors need to be precise
X Finding parking with combined sensors <85%

19%







*Precisions for finding a parking spot are estimates and depend on a variety of factors; guarantees to customers vary by SLA and they are provided here for illustration only

We know real-time parking availability through Deep AI
Proprietary algorithms, patented research and extensive R&D

DATA
Car Manufacturers
Telecommunication
Car-Sharing
Insurance
Mapping
Satellites
Cities
Local Information
Ground Truth Sources
Other Data
Proprietary

PROPRIETARY AI ENGINE



AI / ML / Algorithms / Patents / IoT Fusion

PRECISE PREDICTION AS GOOD AS SENSORS

→

BASED ON DATA ANALYSIS & PREDICTION, we know how to find the perfect parking space for your vehicle.

We deliver real-time data directly via API

Unique AI and proprietary data means economic solution to customer



MOBILE, SMART CITY SENSORS
NPR
Nationaal Parkeer Register
PAYMENT DATA
parknav
DATA PROCESSING
AIRBUS GROUP
SATELLITE DATA
parknav
PROPRIETARY DATA
CAR SENSORS DATA
parknav
Large-Cap are Partner-level customers
API ACCESS
CUSTOMER
CONSUMERS
CITIES
PARTNERS
CAR NAV
MOBILE APP
WEB PORTAL

AND WE ARE REALLY GOOD AT IT

Our clients love us



Parknav launched in Deutsche Telekom apps, BMW, Q8, Siemens, Spotten, other...



Deutsche Telekom's Park&Joy



BMW's Series 5





Rosenstraße 25
200111, Mitte Zone;
Mo-Sa 9-20 Uhr; min 1 Minute,
max 120 Minuten
3,00€
01:00
Parkticket buchen
Hier Parken
Elbphilharmonie
Elbchaussee
Elbphilharmonie Besuche...
Elbtunnel
Elbbrücke
Leerzeichen
Suchen
Steintorwall
350 m
Fortfahren
7 Min.
9:46
Parkplatz gefunden

We are the ONLY parking solution made for finding on-street parking
The competition does not stack up






	parknav	TomTom	INRIX	P
Made for finding on-street parking	☑	X	X	X
Navigation to on-street parking	☑	☑	☑	X
Integrates with cars and other live data	☑	☑	☑	☑
Available with mobile apps	☑	X	☑	☑
Data quality	85%-95%	Not published	Not published	Not published

Then vs NOW

Premium cities offered

5		30		40		120		160	

Annual Revenue (tax basis)

$0.5MM		$0.3MM		$0.8MM		$1.6MM		TBD	

Funnel Size (TCV basis)

$2MM		$6MM		$12MM		$40MM		$108MM+	

2016		2017		2018		2019	FIA	2020	Gartner
							Smart City 2019		Cool Vendor 2020





























SXSW 2016 ACCELERATOR 1ST PLACE

INRIX

BMW

Startupbootcamp

T

TCS

T

SIEMENS

Q8

T

SIEMENS

DURA VERMEER

connexin

CREATIVE DESTRUCTION LAB

Gartner COOL VENDOR 2020

aiincube.com AI INCUBE

Precise, Wide Coverage:
1,000+ Cities Offered

160+
European Cities
Delivered To
Customers

40+
U.S. Cities
Delivered To
Customers

aiincube.com AI INCUBE

Future Plan

Square KMs covered with consumer-running service

1,000		3,000		10,000		30,000		100,000+		200,000+

Annual Revenue Projection

$2MM		$7MM		$18MM		$35MM		$70MM		$120MM

Funnel Size Projection (TCV basis)

$150MM		$600MM		$1.8B		$4B		$10B		$20B

2021		2022		2023		2024		2025		2026



PROVEN
City Services

PROVEN
Telecom

PROVEN
Mobility



100,000+
Cities Live

*See underlying assumptions for this future plan in next slide

*Theses are forward-looking projections which CANNOT be guaranteed

SOME OF THE UNDERLYING ASSUMPTIONS FOR OUR FUTURE PLAN

- We shall succeed in partnering up with sufficient partners quickly

- Smart cities market shall grow quickly

- Connectivity and other technologies shall enable consuming our data

- Mobility of people and commodities shall continue to grow

- We shall be successful in raising the next rounds of funding

Team

 

Eyal Amir
CEO

Stanford PhD in AI, Professor of CS at UIUC, Data Scientist

Best Stanford Thesis, Top-10 AI IEEE, 6Sense, Fraud Science

Olympic Rifle shooting Israel gold medalist at 20, Black-belt JKA Karate

 

Igal Elon Chemerinski
CRO

20+ International Sales, Management, Marketing

MBA University of Toronto, Bsc University of Flordia

Surfer, Golfer, Runner and Polyglot 5 Languages

 

Juan Mancilla-Caceres
Dir. Eng and AI

UIUC PhD Machine Learning, Machine Learning Enterprises and Security, Microsoft

Fulbright laureate

Machine Learning for social issues such as child bullying

 

Mark Lorkowski
Dir. City Solutions

Founder Bluboard, SimpleSense from pre-seed to 8-figure revenue

Government and municipality technological sales

Champion of Informed Public

 

Hugo van der Linde
SVP Corp Dev

Co-Founded MP-ed RMG (high 8-digit exit), MD-ed TravelNet (sold to TUI), CEO-ed publicly traded company awarded best performer on Euronext

Passionate about Smart City Technologies

 

John Leney
SVP Business Development

20+ Years B2B SaaS Sales to Automotive

$100M Sales and GM

Backcountry wilderness explorer

We are uniquely positioned to lead the market of Smart City Analytics

World-class VCs, an incredible team, patents and unique partnerships



VILLAGE GLOBAL

The best team of VCs



Diane Greene
Founder, VMWare
Bill Gates
Founder, Microsoft
Jeff Bezos
Founder, Amazon
Reid Hoffman
Founder, LinkedIn
Mark Zuckerberg
CEO, Facebook
Sara Blakely
Founder, Spanx











Issued patents



















US Patent Application No: 2015/0187,213
PROVIDING GUIDANCE FOR LOCATING STREET PARKING

Abstract

A facility for providing guidance for locating street parking is described. The facility receives an indication of a geographic location with respect to which provide parking guidance, and determines an effective time for which to provide guidance. The facility then provides parking guidance relating to the indicated location at the effective time for a use.

Inventors : Amir Eyal (Chicago, US)
Current Assignee : AI INCUBE, INC. (Chicago)
Filed : July 15, 2014

Application Priority Data

December 30, 2010 [US-PROV]	201061428681
December 27, 2010 [US-PROV]	201061427388
January 18, 2011 [US]	201113008861
July 15, 2014 [US]	201414332360
January 18, 2011 [US]	201113008868
January 18, 2011 [US]	201113008873

Technology Classification

Current CPC : H04W 4/024 ; H04W 4/046 ; H04W 4/44 ; G06Q 2240/00 ; G06Q 50/30 ; H04W 4/40 ; G08G 1/147 ; G08G 1/144 ; G08G 1/143 ; G01C 21/3685 ; G08G 1/141
Current IPC : G08G 1/14

U.S. Patent Documents

7516010B1	NA	US

Description

Cross Reference To Related Applications

CROSS REFERENCE TO RELATED APPLICATIONS

This application claims the benefit of U.S. Provisional Application No. 61/427,388, filed on Dec. 27, 2010, and U.S. Provisional Patent Application No. 61/428,681, filed on Dec. 30, 2010, each of which is hereby incorporated by reference in its entirety.

This application claims the benefit of U.S. patent application Ser. No. ______ (Attorney Docket No. 74737-8001 US3) and U.S. patent application Ser. No. ______ (Attorney Docket No. 74737-8001 US4), each filed concurrently herewith and each of which is hereby incorporated by reference in its entirety.

Summary of Invention

TECHNICAL FIELD

The described technology is directed to the field of decision support tools, and, more particularly, to the field of decision support tools for drivers.

20100007525A1	NA	US
20100042318A1	NA	US

TECHNICAL FIELD

TECHNICAL FIELD

Partnerships

SIEMENS

SOUTH BY SOUTHWEST
Parknav

SXSW 2016 ACCELERATOR 1ST PLACE

Microsoft Ventures

Gartner COOL VENDOR 2020

FIA SMART CITIES 1ST PLACE AWARD

CREATIVE DESTRUCTION LAB

wayra

Thank You

corporate@parknav.com